203 Hoehyondong, 1-ga Chung-gu
Seoul, 100-792 Korea
Tel.822-2125-2211
Fax.822-2125-2293~4

March 13, 2012

To Shareholders:
Convocation Notice of the Annual General Meeting of Shareholders
Notice is hereby given that an Annual General Meeting of Shareholders of the Group will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Pal-Seung Lee Chairman and CEO Woori Financial Group 2 03, Hoehyon-dong 1-ga, Chung-gu Seoul 100-792, Korea

Description
1. Date and Time	March 30, 2012 9 A.M., Seoul time.
2. Venue	5th floor / Woori Bank, 203, Hoehyon-dong 1-ga, Chung-gu, Seoul 100-792, Korea
3. Agenda
A. Approval of non-consolidated financial statements for the fiscal year 2011
B. Approval of modifications to the Articles of Incorporation
C. Appointment of non-standing directors
C-1 Min-Joon Bang
C-2 Hi-Taek Shin
C-3 Doo-Hee Lee
C-4 Hun Lee
C-5 Hyung-Goo Lee
D. Appointment of candidates for the members of the Audit Committee
D-1 Hi-Taek Shin
D-2 Doo-Hee Lee
D-3 Hun Lee
D-4 Hyung-Goo Lee
E. Approval of directors’ compensation limit

Reference Document for the Exercise of Voting Rights

A.	Approval of non-consolidated financial statements for the fiscal year 2011

(units: millions of won)

Items	2011	2010
Total Assets	18,103,005	17,608,908

Cash and Cash Equivalents	33,538	65,346

Loans and Receivables	36,691	31,131

Investments in Subsidiaries and associates	17,825,203	17,383,228

Fixed Assets	515	593

Intangible Assets	29	34

Other Assets	204,871	127,448

Deferred tax assets	2,158	1,128

Total Liabilities	3,888,784	3,804,737

Debentures	3,653,968	3,654,843

Current Tax Liability	201,361	124,079

Other Financial Liabilities	30,632	23,889

Other Liabilities	2,823	1,926

Total Stockholder’s Equity	14,214,221	13,804,171

Common Stock	4,030,077	4,030,077

Hybrid Equity Securities	309,010	—

Capital Surplus	109,026	109,025

Other Equtiy	(14)	(18)

Retained Earnings	9,766,122	9,665,087

Operating Income	303,450	162,882

Income before Income Tax	303,450	162,882

Net Income	304,480	164,010

Comprehensive Net Income	304,480	164,010

Unappropriated Retained Earnings	504,721	1,400,184

Appropriation of Retained Earnings	503,959	1,198,001

Legal Reserve	30,448	119,498

Retained Earnings earmarked for credit losses	8	—

Dividends	201,503	201,503

Voluntary Reserve	272,000	877,000

Unappropriated Retained Earnings carried over to	762	202,183
subsequent year

B.	Approval of modifications to the Articles of Incorporation (the “AOI”)

[Note: unless otherwise noted, the modifications below reflect corresponding amendments to relevant sections of the Korean Commercial Code and/or the Model Articles of Incorporation for listed companies as published by the Korea Listed Companies Association.]

1. Article 8 of the AOI (Class of Shares)

a.	Article 8, Paragraph 1 will be amended to replace “The class of shares to be issued by the Company shall be non-bearer common shares and non-bearer preferred shares.” with “The shares to be issued by the Company shall be non-bearer common shares and non-bearer class shares.”

b.	Article 8, Paragraph 2 will be added to stipulate “The class shares issued by the Company shall refer to shares for distribution of profit, shares for exclusion of voting rights, redeemable shares, convertible shares or shares that combine all or part of the characteristics of the foregoing shares.”

c.	Article 8, Paragraph 3 will be added to stipulate “Notwithstanding Articles 8-2 through 8-6, the number of shares for exclusion of voting rights to be issued by the Company shall be not more than one-half of the total outstanding shares of the Company.”

2. Article 8-2 of the AOI (Number and Description of Class Shares — 1)

a.	Article 8-2, Paragraph 1 will be amended to replace “The preferred shares to be issued by the Company shall be non-voting, and the number thereof shall be not more than one-half of the total outstanding shares.” with “The Type-1 class shares to be issued by the Company shall be non-voting, preferred and permanent shares (hereinafter in this Article, “Class Shares”), and shall be issued by a resolution of the Board of Directors. The number of Type-1 Class Shares shall be not more than one-half of the total outstanding shares.”

b.	Article 8-2, Paragraph 2 will be amended to replace “The dividend ratio on preferred shares shall be at least 1% of par value per annum, and the dividend ratio shall be determined by the Board of Directors upon issuance.” with “The dividend ratio on Class Shares shall be at least 1% of par value per annum, and such dividends shall be preferentially distributed according to the preferential ratio set by the Board of Directors in the form of cash, shares or other property.”

c.	Article 8-2, Paragraph 3 and Paragraph 5 will be amended to replace the term “preferred shares” with “Class Shares” appearing therein.

d.	Article 8-2, Paragraph 6 will be amended to replace “In the event where the Company effects a capital increase for consideration or without consideration, the allocation of new shares with respect to the preferred shares shall be with common shares in case of a capital increase for consideration, and with shares of the same class in case of a capital increase without consideration.” with “In the event where the Company issues new shares, the allocation of new shares with respect to the Class Shares shall be: with common shares in case of a capital increase for consideration; with the same shares as the shares issued to holders of common shares in case of stock dividend; and with shares of the same class in case of a capital increase without consideration, in which case the distribution ratio shall equal the share distribution ratio applied to the holders of common shares.”

e.	The old Article 8-2, Paragraph 7 “The effective period of a preferred share shall be determined by resolution of the Board of Directors, within the scope of 1 to 50 years following the issuance date, and the preferred share shall be converted into a common share upon lapse of the effective period. However, in case where the Company issues cumulative preferred shares and the prescribed dividend has not been paid with respect thereto during such period, then such period shall be extended until the prescribed dividend has been paid in full. The provisions of Article 12 shall apply with respect to the dividend on shares issued upon such conversion.” and Paragraph 8 “Notwithstanding paragraph 7 above, the Company may issue preferred shares without a fixed effective period by a resolution of the Board of Directors.” will be deleted.

3. Article 8-3 of the AOI (Number and Description of Class Shares – 2)

a.	Article 8-3, Paragraph 1 will be amended to replace “In the event where the Company issues preferred shares, such shares may be issued as redeemable shares, which may be retired using the profits of the Company at the option of the Company or the shareholders, pursuant to a Board of Directors resolution.” with “The Type-2 class shares to be issued by the Company shall be non-voting, preferred and redeemable shares (hereinafter in this Article, “Class Shares”) and shall be issued by a resolution of the Board of Directors. Type-2 Class Shares may be retired using the profits of the Company, and the number of Type-2 Class Shares shall be not more than one-half of the total outstanding shares.”

b.	A new Article 8-3, Paragraph 2 will be added to stipulate “With respect to preferred dividends, participation or accumulation, restoration of voting rights upon the lack of dividends and the type and ratio of new shares to be allocated, in each case with regard to the Class Shares, Paragraphs 2, 3, 5, and 6 of Article 8-2 shall apply mutatis mutandis.”

c.	A new Article 8-3, Paragraph 3 will be added to stipulate “Pursuant to a resolution of the Board of Directors, the Company may issue Class Shares that are redeemable at the option of the Company, upon which such shares may be redeemed in accordance with the following:”

d.	The old Article 8-3, Paragraph 2 will be amended to become Item 1 of Paragraph 3 and further to replace “The redemption date of a redeemable share shall be determined by resolution of the Board of Directors, within the scope of 1 to 50 years following the issuance date, provided that the Company may provide for all or part of the redeemable shares to be redeemable prior to the redemption date, in accordance with the relevant laws and regulations” with “The redemption date shall be determined by resolution of the Board of Directors, which date shall fall between the day immediately following the date of conclusion of the general meeting of shareholders for the fiscal year in which such Class Shares were issued and one month following the conclusion of the general meeting of shareholders for the fiscal year in which the 50th anniversary of the date of issue shall occur; provided that the Company may, by a resolution of the Board of Directors, provide for all or part of the Class Shares to be redeemable prior to the redemption date, in accordance with the relevant laws and regulations.”

e.	The old Article 8-3, Paragraph 3 will be amended to become Item 2 of Paragraph 3 and further to replace “In the event where the Company redeems only a part of the redeemable shares outstanding, such redemption shall be in proportion to the number of redeemable share held by each shareholder, to the extent permissible under applicable laws and regulations. Odd-lot shares arising out of such calculation shall be deemed not to be subject to redemption.” with “The Class Shares may be redeemed in whole or in part; provided, however, that in the event where the Company redeems only a part of the Class Shares outstanding, such redemption shall be in proportion to the number of Class Shares held by each shareholder. Fractional shares arising out of such calculation shall be deemed not to be subject to redemption.”

f.	Article 8-3, Paragraph 4 will be amended to Item 3 of Paragraph 3 to replace “redeemable shares” with “Class Shares.” and placed as new Item 3 of Article 8-3, Paragraph 3.

g.	The old Article 8-3, Paragraph 5 will be amended to become Item 4 of Paragraph 3 and further to replace “The redemption price of redeemable shares shall be determined by the meeting of the Board of Directors, where issuance of the redeemable shares is resolved, from among the par value, market value at the time of redemption, issuance price, and the amount obtained by adding to the issuance price an amount calculated at the interest rate that takes into account the market interest rate.” with “The redemption price of Class Shares shall be determined by a resolution of the Board of Directors meeting at which the issuance of the Class Shares is resolved, from among the par value, market value at the time of redemption, issuance price, and the amount obtained by adding to the issuance price an amount calculated at the interest rate that takes into account the market interest rate.”

h.	The old Article 8-3, Paragraph 6 will be amended to become Item 5 of Paragraph 3 and further to replace “The Board of Directors’ meeting, where issuance of the redeemable shares is resolved, may determine the redemption of the redeemable shares to be made by the Company at such time during the redemption period when the shareholder requests the redemption, or at such time during the redemption period when the Board of Directors resolves for the redemption. Any redeemable share not redeemed before lapse of the redemption period shall be redeemed on the last day of the redemption period, provided that in case where there is no benefit to be redeemed until the last day of the redemption period, the redemption period shall be extended until the actual redemption takes place.” with “In case where there is no profit to be redeemed on the last day of the redemption period, the redemption period shall be extended until the actual redemption takes place.”

i.	Item 6 of Article 8-3, Paragraph 3 will be added to stipulate “The Company shall notify or publicly announce its acquisition of the shares subject to redemption to the shareholders and the right holders listed in the shareholders registry two weeks prior to the date of such acquisition.”

j.	A new Article 8-3, Paragraph 4 will be added to stipulate “Pursuant to a resolution of the Board of Directors, the Company may issue Class Shares that are redeemable upon request of the shareholder, in which case the shareholder may request redemption from the Company in accordance with the following:”

(1)	Item 1 will be added to stipulate “Item 1 of Paragraph 3 above shall apply to the redemption request date; provided, however, that the reference to “redemption date” in Item 1, Paragraph 3, shall be interpreted as a reference to “redemption request date.””

(2)	Item 2 will be added to stipulate “Item 3 of Paragraph 3 above shall apply with respect to the approval of the retained earnings statement.”

(3)	Item 3 will be added to stipulate “Item 4 of Paragraph 3 above shall apply to the redemption price.”

(4)	Item 4 will be added to stipulate “Item 5 of Paragraph 3 above shall apply to the extension of redemption date; provided, however, that the reference to “redemption date” shall be interpreted as a reference to “redemption request date.””

(5)	Item 5 will be added to stipulate “The shareholder may request that the Company redeem all or part of the Class Shares; provided, however, that the Company may provide redemption for only part of the Class Shares when there is insufficient funds for distribution, and that in case of partial redemption, such redemption shall be in proportion to the number of Class Share held by each shareholder. Fractional shares arising out of such calculation shall be deemed not to be subject to redemption.”

(6)	Item 6 will be added to stipulate “The shareholder requesting redemption shall provide the Company with a notice of its intent to redeem and the shares subject to redemption at least two weeks in advance.”

k.	Article 8-3, Paragraph 7 (“The Company may issue the redeemable shares under this Article 8-3 as convertible shares under Article 8-4.”) will be deleted.

4. Article 8-4 of the AOI (Number and Description of Class Shares – 3)

a.	Article 8-4, Paragraph 1 will be amended to replace “The convertible shares to be issued by the Company shall be preferred shares with rights to dividend, and having a right to conversion into common shares.” with “The Type-3 class shares to be issued by the Company shall be non-voting, preferred and convertible shares (hereinafter in this Article, “Class Shares”) and shall be issued by a resolution of the Board of Directors. Type-3 Class Shares may be converted into common shares, and the number of Type-3 Class Shares shall be not more than one-half of the total outstanding shares.”

b.	A new Article 8-4, Paragraph 2 will be added to stipulate “With respect to preferred dividends, participation or accumulation, restoration of voting rights upon the lack of dividends and the type and ratio of new shares to be allocated, in each case with regard to the Class Shares, Paragraphs 2, 3, 5, and 6 of Article 8-2 shall apply mutatis mutandis; provided, however, that in the event of any adjustment of the conversion ratio pursuant to the proviso in Item 1 of Article 8-2, Paragraph 5, the adjusted conversion ratio shall apply to any capital increase for consideration and stock dividend.”

c.	The old Article 8-4, Paragraph 2 will be amended to become Item 1 of Paragraph 5 and further to replace “The Company may issue convertible shares by resolution of the Board of Directors, and the number of common shares to be issued pursuant to exercise of the right of conversion shall be in the ratio of 2 common shares per 1 convertible share. However, such number may be adjusted by an anti-dilution provision to be determined by the Board of Directors at the time of issuance, which takes into consideration the customary and reasonable practice for preventing dilution of shareholders’ rights, within the scope of additional shares to be issued and the relevant laws and regulations.” with “The number of shares to be issued pursuant to the exercise of the right of conversion shall be in the ratio of one share per one Class Share; provided, however, that such number may be adjusted by an anti-dilution provision to be determined by the Board of Directors at the time of issuance, which determination shall take into consideration the customary and reasonable practice for preventing dilution of shareholders’ rights, within the scope of additional shares to be issued and the relevant laws and regulations.”

d.	The old Article 8-4, Paragraph 5 will be amended to become Item 2 and Item 3 of Paragraph 5 and further to replace “A convertible share may be converted at the option of the holder thereof until the date determined by resolution of the Board of Directors, within the scope of 1 to 10 years following the issuance date. The provisions of Article 12 shall apply with respect to the dividend on shares issued by conversion.” with “The conversion period shall be determined by a resolution of the Board of Directors, within the scope of one to 10 years following the issuance date.”

e.	Item 3 of Article 8-4, Paragraph 5 will be added to stipulate “Shares to be issued pursuant to the exercise of the right of conversion shall be common shares.”

f.	Article 8-4, Paragraph 6 will be amended to replace “In the event where the Company effects a capital increase without consideration, allocation of new shares for convertible shares shall be with the same class of shares. In the event where the Company effects a capital increase for consideration, allocation of new shares for convertible shares shall be with common shares, in which case the holder of convertible shares shall have a preemptive right as to 2 common shares for each convertible share he holds (provided that if the conversion ratio is adjusted, the adjusted conversion ratio shall apply).” with “The provisions of Article 12 shall apply with respect to the dividend on shares issued by conversion.”

g.	Article 8-4, Paragraph 7 “The Company may issue the convertible shares under this Article 8-4 as redeemable shares under Article 8-3.” will be deleted.

5. Article 8-5 of the AOI (Number and Description of Class Shares – 4)

a.	Article 8-5, Paragraph 1 will be added to stipulate “The Type-4 class shares to be issued by the Company shall be non-voting, preferred, redeemable and convertible shares (hereinafter in this Article, “Class Shares”) and shall be issued by a resolution of the Board of Directors. Type-4 Class Shares may be retired using the profits of the Company or converted into common shares. The number of Type-4 Class Shares shall be not more than one-half of the total outstanding shares.”

b.	Article 8-5, Paragraph 2 will be added to stipulate “With respect to preferred dividends, participation or accumulation, restoration of voting rights upon the lack of dividends and the type and ratio of new shares to be allocated, in each case with regard to the Class Shares, Paragraphs 2, 3, 5, and 6 of Article 8-2 shall apply mutatis mutandis; provided, however, that in the event of any adjustment of the conversion ratio pursuant to the proviso in Item 1 of Paragraph 5, Article 8-4, the adjusted conversion ratio shall apply to any capital increase for consideration and stock dividend.”

c.	Article 8-5, Paragraph 3 will be added to stipulate “Paragraph 5 of Article 8-4 shall apply to the conversion of Class Shares.”

d.	Article 8-5, Paragraph 4 will be added to stipulate “Paragraphs 3 or 4 of Article 8-3 shall apply to the redemption of Class Shares.”

e.	Article 8-5, Paragraph 5 will be added to stipulate “Article 12 shall apply with regards to the distribution of profits to shares issued pursuant to the exercise of the right of conversion.”

6. Article 8-6 of the AOI (Number and Description of Class Shares – 5)

a.	Article 8-5, Paragraph 1 will be added to stipulate “The Type-5 class shares to be issued by the Company shall be non-voting, preferred, time-limited and convertible shares (hereinafter in this Article, “Class Shares”) and shall be issued by a resolution of the Board of Directors. The number of type-5 Class Shares shall be not more than one-half of the total outstanding shares of the Company.”

b.	Article 8-5, Paragraph 2 will be added to stipulate “With respect to preferred dividends, participation or accumulation, restoration of voting rights upon the lack of dividends and the type and ratio of new shares to be allocated, in each case with regard to the Class Shares, Paragraphs 2, 3, 5, and 6 of Article 8-2 shall apply mutatis mutandis; provided, however, that in the event of an adjustment to the conversion ratio pursuant to the proviso in Article 8-2, Paragraph 3, the adjusted conversion ratio shall apply to any capital increase for consideration and stock dividend.”

c.	Article 8-5, Paragraph 3 will be added to stipulate “The expiration date of the Class Shares shall be determined by the Board of Directors within the scope of one to 50 years from the date of issuance, and the Class Shares shall be converted into common shares upon expiration; provided, however, that in case of cumulative Class Shares, if the prescribed dividend has not been paid during the above period, the expiration date shall be extended until a prescribed dividend is paid , and the conversion ratio in such case may be adjusted pursuant to the proviso of Item 1 of Paragraph 5, Article 8-4.”

d.	Article 8-5, Paragraph 4 will be added to stipulate “Article 12 shall apply with regards to the distribution of profits to shares issued pursuant to the exercise of the right of conversion.”

7. Article 10 of the AOI (Preemptive Right)

a.	Article 10, Paragraph 3 will be added to stipulate “If new shares are issued to persons other than the shareholders of the Company pursuant to Paragraph 2 above, the Company must notify or publicly announce to the shareholders the items prescribed by Items 1, 2, 3 and 4 of Article 416 of the Korean Commercial Code at least two weeks prior to the date of payment.”

8. Article 16 of the AOI (Issuance of Bonds)

a.	Article 16, Paragraph 1 will be added to stipulate “The Company may issue bonds through a resolution of the Board of Directors.”

b.	Article 16, Paragraph 2 will be added to stipulate “The Board of Directors may determine the amount and type of bonds and delegate to the representative director the authority to cause the issuance of such bonds within a one year period. ”

9. Article 17-3 of the AOI (Issuance of Participating Bonds)

a.	Article 17-3, Paragraph 1 will be added to stipulate “The Company may issue participating bonds to persons other than the Company’s shareholders through a resolution of the Board of Directors to the extent that the total face value of such bonds does not exceed KRW 1 trillion.”

b.	Article 17-3, Paragraph 2 will be added to stipulate “The matters relating to participation of the bonds issued pursuant to Paragraph 1 above shall be determined at the time of issuance by the Board of Directors based on the distribution of profits to the Company’s common shares.”

10. Article 40 of the AOI (Adoption of Resolution of the Board of Directors)

a.	Article 40, Paragraph 1 will be amended to add at the end of the paragraph “; provided, however, that regarding matters pertaining to Articles 397-2 and 398 of the Korean Commercial Code, the resolution by the Board of Directors shall require an affirmative vote of two-thirds of the directors.”

b.	Article 40, Paragraph 2 will be amended to replace “The Board of Directors may permit some or all of its members not to attend a meeting of the Board of Directors in person, and may permit all directors to make their resolutions by means of a communications device which is able to transmit and receive motion pictures and sounds. In such case, the relevant director shall be deemed to have been present at such meeting in person.” with “The Board of Directors may permit some or all of its members not to attend a meeting of the Board of Directors in person, and may permit all directors to make their resolutions by means of a communications device which is able to remotely transmit and receive sounds. In such case, the relevant director shall be deemed to have been present at such meeting in person.”

11. Article 43-2 of the AOI (Release of Liability of the Directors to the Company)

a.	Article 43-2, Paragraph 1 will be added to stipulate “The Company may, by a resolution of the general meeting of shareholders, exempt the liabilities of a director of the Company under Article 399 of the Korean Commercial Code to the extent the amount of such liabilities exceed six times (or three times in case of an outside director) the amount of salary (including bonus or profits from the exercise of stock options) received by such director for the one-year period immediately preceding the date of the applicable act by such director.”

b.	Article 43-2, Paragraph 2 will be added to stipulate “Paragraph 1 above shall not apply in the event that the director causes losses through willful misconduct or gross negligence or in the event that Articles 397, 397-2 or 398 of the Korean Commercial Code applies with respect to such director.”

12. Article 46 of the AOI (Duties of Audit Committee)

a.	Article 46, Paragraph 2 will be added to stipulate “If deemed necessary, the Audit Committee may request the convocation of a meeting of the Board of Directors by submitting to the chairman of the Board of Directors a written request containing the purpose of the meeting and the reason for such request.”

b.	Article 46, Paragraph 3 will be added to stipulate “If the chairman of the Board of Directors does not convene a meeting of the Board of Directors without delay following the Audit Committee’s request pursuant to Paragraph 2 above, the Audit Committee may directly convene a meeting of the Board of Directors.”

c.	The old Article 46, Paragraph 5 “The Audit Committee shall elect an external auditor to audit or review the financial statements prepared in accordance with the Generally Accepted Accounting Principles of the United States.” will be deleted. [Note: reflecting the switch from the use of the Generally Accepted Accounting Principles of the United States to the International Financial Reporting Standards with respect to the Company’s financial statements prepared in connection with its disclosure obligations to the U.S. Securities and Exchange Commission]

13. Article 49 of the AOI (Preparation and Keeping of Financial Statements and Business Report)

a.	Item 3 of Article 49, Paragraph 1 will be amended to replace “A statement of appropriation of retained earnings or a statement of disposition of accumulated deficit.” with “Documents determined by the Enforcement Decree of the Korean Commercial Code to indicate the financial status and operational results of the Company.”

b.	A new Article 49, Paragraph 2 will be added to stipulate “In the event that the Company qualifies under the Enforcement Decree of the Korean Commercial Code as a company subject to prepare consolidated financial statements, consolidated financial statements shall be included in the list of documents set forth in Paragraph 1 above.”

c.	The old Article 49, Paragraph 3 will be amended to become Paragraph 4 and further to replace “The President shall keep each document referred to in Paragraph 1 above, supplements thereof, business report and auditor’s report at the head office of the Company for five (5) years, and certified copies of all of such documents at the branch offices of the Company for three (3) years, from one (1) week prior to the day set for the ordinary General Meeting of Shareholders.” with “The shall keep each document referred to in Paragraph 1 above, supplements thereof, the documents referred to in Paragraph 2 above, the business report of the Company and the auditor’s report of the Company at the head office of the Company for five (5) years and certified copies of such documents at the branch offices of the Company for three (3) years, beginning one (1) week prior to the day set for the ordinary General Meeting of Shareholders.”

d.	The old Article 49, Paragraph 4 will be amended to become Paragraph 5 and further to replace “Upon the approval of each document referred to in Paragraph 1 above at the General Meeting of Shareholders, the President shall immediately give public notice of the balance sheet, the income statement and the consolidated balance sheet and consolidated income statement. Notwithstanding the provision of Article 4, the public notice may be given by means of an electronic document as provided for under Article 55-2 of the Financial Holding Company Act.” with “Upon the approval of each document referred to in Paragraphs 1 and 2 above at the General Meeting of Shareholders, the President shall immediately give public a notice of the statement of financial position, the statement of income, the consolidated statement of financial position and statement of income. Notwithstanding Article 4 above, the public notice may be given by means of an electronic document as provided for under Article 55-2 of the Financial Holding Company Act.” [Note: obligation with respect to consolidated statements of financial position and income has been added]

14. Article 52 of the AOI (Payment of Dividends)

a.	Article 52, Paragraph 1 will be amended to replace “Dividends may be paid in cash or by shares.” with “Dividends may be paid in cash, shares or other property.”

b.	Article 52, Paragraph 3 will be added to stipulate “In the event that the Company pays dividends in the form of other property pursuant to Paragraph 1 above, the shareholder may request payment in cash in lieu of such other property, and the Company may pay cash dividends in lieu of other property to shareholders with less than a certain number of shares.”

15. Article 52-2 of the AOI (Interim Dividends)

a.	The last sentence of Article 52-2, Paragraph 1 “Interim dividends shall be paid in cash.” will be deleted.

b.	Item 3 of Article 52-2, Paragraph 3 will be added to stipulate “Unrealized profits as defined by the Enforcement Ordinance of the Korean Commercial Code;”

c.	Article 52-2, Paragraph 5 will be amended to replace “In making an interim dividend payment, the same dividend ratio as common shares shall apply with respect to the preferred shares under Articles 8-2 through 8-4.” with “In making an interim dividend payment, the same dividend ratio as common shares shall apply with respect to the Class Shares under Articles 8-2 through 8-6.”

16. ADDENDA

ADDENDA (March 30, 2012) will be added to stipulate “These Articles of Incorporation shall become effective as of 30th of March 2012, provided that Articles 8, 8-2, 8-3, 8-4, 8-5, 8-6, 10, 16, 17-3, 40, 43-2, 49, 52, 52-2, and Paragraphs 2 and 3 of Article 46 shall become effective as of 15th of April 2012.”

[Note: amendments relating to corresponding amendments to the Korean Commercial Code shall become effective on the effective date of such amendments to the Korean Commercial Code.]

C. Appointment of non-standing directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Min-Joon Bang	Oct. 29, 1950	1 year / Re-appointment	- Arbitration Commissioner, Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Arts (Korean Language and Literature Education), Seoul National University

Hi-Taek Shin	Aug. 6, 1952	1 year / Re-appointment
- Current) Professor of College of Law, Seoul National University
- Attorney-at-law, Kim & Chang Law Firm
- Member, National Economic Advisory Council of Korea
- Bachelor of Laws, Seoul National University
- Master of Laws, Seoul National University
- J.S.D., Yale Law School

Doo-Hee Lee	Jun. 12, 1957	1 year / Re-appointment
- Current) President, Asia-Pacific Association for International
Education; Professor of College of Business Administration, Korea
University
- President, Korea Advertising Society
- Bachelor of Business Administration, Korea University
- Master of Business Administration, University of Wisconsin-Madison
- Ph.D. in Business Administration, Michigan State University

Hun Lee	Dec. 8, 1961	1 year / Re-appointment	- Current) Co-Head, The Lawyers for Citizens - Partner, Barun Law - Bachelor of Law, Chung-Ang University

Hyung-Goo Lee	Nov.18, 1962	2 year/New appointment	- Current) Director, Savings Bank Support Department, Korea Deposit Insurance Corporation - Employed at Cho-Hung Bank - Bachelor of Law, Daegu University

D. Appointment of candidates for the members of the Audit Committee

Name	Term / Appointment
Hi-Taek Shin	1 year / Re-appointment

Doo-Hee Lee	1 year / Re-appointment

Hun Lee	1 year/ Re-appointment

Hyung-Goo Lee	2 year/ New appointment

E. Approval of directors’ compensation limit

Item	2012	2011
Compensation Limit	4 billion won	4 billion won